

September 29, 2025

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc
325 Washington Ave Extension
Albany, NY 12205

> **Re: Soluna Holdings, Inc**
> **Registration Statement on Form S-3**
> **Filed September 26, 2025**
> **File No. 333-290546**

Dear John Belizaire:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets